Advanced Life Sciences Holdings, Inc.

1440 Davey Road

Woodridge, Illinois 60517

June 23, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:                             Advanced Life Sciences Holdings, Inc.

Registration Statement on Form S-1, as amended

File No. 333-165388

Ladies and Gentlemen:

Advanced Life Sciences Holdings, Inc. (“Registrant”) hereby withdraws its previously submitted request for acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at 4:00 p.m. (Washington, D.C. time) on Wednesday, June 23, 2010, or as soon thereafter as practicable.  The Registrant will submit a revised request for acceleration at a later date.  We apologize for any inconvenience.

Respectfully submitted,

ADVANCED LIFE SCIENCES HOLDINGS, INC.

By:	/s/ Patrick W. Flavin
Patrick W. Flavin
Chief Legal Counsel